                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     Rule 13e-3 Transaction Statement under
              Section 13(e) of the Securities Exchange Act of 1934

                               (Amendment No. 1)

                           Reading Entertainment, Inc.
                                (Name of Issuer)

                           Reading Entertainment, Inc.
                           Citadel Holding Corporation
                                Craig Corporation
                             Craig Merger Sub, Inc.
                            Reading Merger Sub, Inc.
                                 James J. Cotter
                       (Names of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share                 CUSIP Number 755358108
              (Title and CUSIP Number of Each Class of Securities)

                        S. Craig Tompkins, Vice Chairman
                           Reading Entertainment, Inc.
                         550 S. Hope Street, Suite 1825
                          Los Angeles, California 90071
                                 (213) 239-0555
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                   Copies to:

  Michael J. Bonner, Esq.            Craig H. Norville, Esq.               Dale E. Short, Esq.
     Kummer Kaempfer                     Jones Vargas                   Troy & Gould Professional
    Bonner & Renshaw               3773 Howard Hughes Parkway                  Corporation
3800 Howard Hughes Parkway,           Third Floor South             1801 Century Park East, 16th Floor
       7th Floor                    Las Vegas, Nevada 89109           Los Angeles, California 90067
 Las Vegas, Nevada 89109                (702) 734-2220                        (310) 553-4441
     (702) 792-7000

This statement is filed in connection with (check the appropriate box):
a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [X] The filing of a registration statement under the Securities Act of 1933.
c.   [ ] A tender offer.
d.   [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

================================================================================
 Transaction Valuation(1)                               Amount of Filing Fee(2)
--------------------------------------------------------------------------------
      $15,643,664                                               $3,129
================================================================================

(1) In accordance with Rule 0-11(b)(2) and (a)(4) under the Securities Exchange Act of 1934, the "Transaction Value" has been calculated based on the average of the high and low sale prices of Common Stock on November 8, 2001, the most recent date that trading occurred, as reported on The Nasdaq Stock Market as follows: 7,449,364 shares of Common Stock at $2.10 per share.
(2) The amount of the filing fee equals 1/50th of 1% of the "Transaction Valuation."

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $12,366(1)
Form or Registration No.:  Reg. No. 333-68364
Filing Party:  Citadel Holding Corporation
Date Filed:  August 24, 2001
-------
(1) Of the amount previously paid, $3,797 has been offset against the fee payable in connection with the Rule 13e-3 Transaction Statement being filed concurrently by Craig Corporation.

                                 SCHEDULE 13E-3

                                INTRODUCTORY NOTE

Consolidation Agreement
-----------------------

         This amended Rule 13e-3 Transaction Statement (this "Statement") relates to the consolidation transaction contemplated by the Agreement and Plan of Merger, dated as of August 17, 2001 (the "Consolidation Agreement"), among Reading Entertainment, Inc., a Nevada corporation ("Reading"), Craig Corporation, a Nevada corporation ("Craig"), Citadel Holding Corporation, a Nevada corporation ("Citadel"), Craig Merger Sub, Inc., a Nevada corporation ("Craig Merger Sub"), and Reading Merger Sub, Inc., a Nevada corporation ("Reading Merger Sub"), described in the preliminary joint proxy statement/prospectus dated December 6, 2001 (the "Joint Proxy Statement/Prospectus") of Citadel, Craig and Reading. A copy of the Joint Proxy Statement/Prospectus is attached as an exhibit to this Statement. The Joint Proxy Statement/Prospectus, which includes as Annex A thereto a copy of the Consolidation Agreement, is incorporated herein by reference in its entirety.

Structure of the Consolidation and Conversion of Stock and Options
------------------------------------------------------------------

         Reading Merger Sub and Craig Merger Sub are wholly owned subsidiaries of Citadel formed to facilitate the consolidation transaction. Subject to the terms and conditions of the Consolidation Agreement, Reading Merger Sub will merge with and into Reading, and Craig Merger Sub will merge with and into Craig. The Reading merger and the Craig merger each is conditioned upon completion of the other, so neither merger will occur unless both occur.

         On the effectiveness of the Reading merger and the Craig merger, Reading and Craig will become wholly owned subsidiaries of Citadel, and Reading stockholders and Craig stockholders will become stockholders of Citadel as described in the following paragraphs.

         Reading Common Stock

         Upon completion of the consolidation, each outstanding share of Reading common stock will be automatically converted into the right to receive 1.25 shares of Citadel nonvoting common stock.

         Craig Common Stock and Common Preference Stock

         Upon effectiveness of the consolidation, each outstanding share of Craig common stock and common preference stock will be automatically converted into the right to receive 1.17 shares of Citadel nonvoting common stock.

         Reading and Craig Options

         Upon completion of the consolidation, each outstanding stock option of Reading and Craig will be assumed by Citadel and become an option to purchase an equivalent number (based on the foregoing conversion ratios) of shares of either Citadel voting common stock or nonvoting common stock, at each option holder's election.

Delisting and Deregistration of Reading and Craig Common Stock After the
-------------------------------------------------------------------------
Consolidation
-------------

         If the consolidation is completed, Reading common stock will no longer be quoted on The Nasdaq Stock Market, Craig common stock and common preference stock will be delisted from the New York Stock Exchange, and Reading common stock and Craig common stock and common preference stock will be deregistered under the Securities Exchange Act of 1934.

Preliminary Joint Proxy Statement/Prospectus
--------------------------------------------

     The Joint Proxy Statement/Prospectus is part of a Registration Statement on Form S-4 (Reg. No. 333-68364), as amended by pre-effective Amendments Nos. 1 and 2 thereto, filed by Citadel with the Securities and Exchange Commission. The Joint Proxy Statement/Prospectus is a prospectus of Citadel relating to the issuance of Citadel shares in the consolidation and a proxy statement of each of Citadel, Craig and Reading relating to the solicitation of proxies for use at the annual meeting of Citadel stockholders and special meetings of Reading and Craig stockholders to be held jointly for purposes of considering and voting upon the Consolidation Agreement and other matters.

         As of the date of filing of this Statement, the Joint Proxy Statement/Prospectus is in preliminary form and is subject to completion. This Statement will be amended to reflect the completion of the Joint Proxy Statement/Prospectus.

         Citadel, Craig and Reading furnished all information contained in this Statement and the Joint Proxy Statement/Prospectus regarding their respective companies. Citadel also furnished all such information regarding Reading Merger Sub and Craig Merger Sub.

Filing Persons
--------------

         The filing persons are Reading, the subject company, Citadel, Craig, Craig Merger Sub and Reading Merger Sub, each of which is a party to the Consolidation Agreement, and Mr. James J. Cotter, who is a party to the Consolidation Agreement only as to selected provisions regarding voting of shares as described below.

         Craig, which holds a majority of the outstanding voting power of Reading, has agreed to vote its Reading shares in favor of the Consolidation Agreement. Mr. Cotter, who owns or has the right to vote a majority of the outstanding voting power of Craig, has agreed in the Consolidation Agreement to vote his Craig shares in favor of the Consolidation Agreement. Mr. Cotter, Craig and Reading, which together hold approximately 49% of the outstanding voting power of Citadel, have agreed in the Consolidation Agreement to vote their Citadel shares in favor of the issuance of Citadel shares in connection with the consolidation.

ITEM 1.  SUMMARY TERM SHEET.

         Item 1001.  Not applicable.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         Item 1002(a). The subject company is Reading Entertainment, Inc., which has its principal executive offices at 550 S. Hope Street, Suite 1825, Los Angeles, California 90071. Its telephone number is (213) 239-0555.

         Item 1002(b). The subject class of equity security is Common Stock, par value $0.001 per share ("Common Stock"), of Reading. As of October 31, 2001, there were outstanding 7,449,364 shares of Common Stock. There also were outstanding options to purchase 790,232 shares of Common Stock.

         Items 1003(c) and (d). Reference is made to the information under the caption "MARKET PRICE AND DIVIDEND INFORMATION" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

         Items 1003(e) and (f). Not applicable.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         Items 1003(a) and (b). The filing persons are Reading Entertainment, Inc., a Nevada corporation ("Reading"), Craig Corporation, a Nevada corporation ("Craig"), Citadel Holding Corporation, a Nevada corporation ("Citadel"), Craig Merger Sub, Inc., a Nevada corporation ("Craig Merger Sub"), Reading Merger Sub, Inc., a Nevada corporation ("Reading Merger Sub"), and Mr. James J. Cotter. The business address of each of the filing persons is 550 S. Hope Street, Suite 1825, Los Angeles, California 90071. Their business telephone is (213) 239-0555. Reading is the subject company. Citadel, Craig, Craig Merger Sub and Reading Merger Sub each is a party to the Agreement and Plan of Merger, dated as of August 17, 2001 (the "Consolidation Agreement"), among Reading, Citadel, Craig, Craig Merger Sub and Reading Merger Sub, under which Reading will merge with Reading Merger Sub and Craig will merge with Craig Merger Sub. As a result of the mergers, Reading and Craig will become wholly owned subsidiaries of Citadel. Mr. James J. Cotter is a party to the Consolidation Agreement only as to selected provisions regarding voting of shares. Mr. Cotter owns approximately 33.2% of the outstanding voting power of Craig and has the right to vote approximately 17.5% of the outstanding voting power of Craig held by Hecco Ventures, a California partnership. Mr. Cotter has agreed in the Consolidation Agreement to vote the Craig shares under his control in favor of the Consolidation Agreement. Craig, which owns approximately 78% of the outstanding voting power of Reading, has agreed in the Consolidation Agreement to vote its Reading shares in favor of the Consolidation Agreement. Mr. Cotter, Craig and Reading collectively hold approximately 49% of the outstanding voting power of Citadel, and have agreed in the Consolidation Agreement to vote their Citadel shares in favor of the transactions contemplated by the Consolidation Agreement. Craig Merger Sub and Reading Merger Sub are wholly owned subsidiaries of Citadel formed solely for purposes of facilitating the mergers of Craig and Reading and both will disappear following the consolidation. Reference is made to the information under the caption "SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS - The Parties" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference. For information regarding the respective executive officers and directors of Citadel, Craig Merger Sub and Reading Merger Sub, see "MANAGEMENT OF CITADEL" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference. For information regarding the respective executive officers and directors of Craig and Reading, see "MANAGEMENT OF CRAIG" and "MANAGEMENT OF

         READING" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference. Mr. Cotter is a director and executive officer of each of Craig, Citadel and Reading.

         Items 1003(c)(1) and (2). See the information under "MANAGEMENT OF CITADEL," "MANAGEMENT OF CRAIG" and "MANAGEMENT OF READING" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

         Item 1003(c)(3). None of the executive officers or directors of Reading, Citadel, Craig, Craig Merger Sub or Reading Merger Sub has been convicted in a criminal proceeding during the past five years.

         Item 1003(c)(4). None of the executive officers or directors of Reading, Citadel, Craig, Craig Merger Sub or Reading Merger Sub has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

         Item 1003(c)(5). All of the executive officers and directors of Reading, Citadel, Craig, Craig Merger Sub and Reading Merger Sub are United States citizens.

ITEM 4.  TERMS OF THE TRANSACTION.

         Item 1004(a). Reference is hereby made to the information on the cover page of the Joint Proxy Statement/Prospectus and under the captions "SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS - We Are Proposing A Consolidation Of Citadel, Craig And Reading," "THE CITADEL ANNUAL MEETING," "THE CRAIG SPECIAL MEETING," "THE READING SPECIAL MEETING," "PROPOSAL TO APPROVE THE CONSOLIDATION," "THE CONSOLIDATION AGREEMENT" and "COMPARISON OF RIGHTS OF HOLDERS OF CITADEL NONVOTING COMMON STOCK, CRAIG COMMON STOCK AND COMMON PREFERENCE STOCK AND READING COMMON STOCK" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

         Item 1004(c). Not applicable.

         Item 1004(d). Reference is made to the cover page of the Joint Proxy Statement/Prospectus and the answer to the question "AM I ENTITLED TO APPRAISAL RIGHTS?" under the caption "SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS" and the information under the caption "PROPOSAL TO APPROVE THE CONSOLIDATION - No Dissenters' or Appraisal Rights" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

         Item 1004(e). None.

         Item 1004(f). Reference is made to the cover page of the Joint Proxy Statement/Prospectus and the information under the caption "PROPOSAL TO APPROVE THE CONSOLIDATION - Listing on the American Stock Exchange of Citadel Nonvoting Common Stock to be Issued in the Consolidation" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Item 1005(a). Reference is made to the information under the caption "MANAGEMENT OF CITADEL - Certain Relationships and Related-Party Transactions" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

         Items 1005(b) and (c). Not applicable.

         Item 1005(e). Reference is made to the information under the caption "THE CONSOLIDATION AGREEMENT - Voting Covenants" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

ITEM 6.  PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Item 1006(b). Reference is made to the cover page and the information under the caption "PROPOSAL TO APPROVE THE CONSOLIDATION - Structure of the Consolidation and Conversion of Stock and Options," which information is incorporated herein by reference.

         Items 1006(c)(1) - (5). Not applicable.

         Items 1006(c)(6)-(8). Reference is made to the information under the caption "PROPOSAL TO APPROVE THE CONSOLIDATION - Delisting and Deregistration of Craig and Reading Common Stock after the Consolidation" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         Items 1013(a)-(c). Reference is made to the information under the captions "SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS - Our Reasons for Proposing the Consolidation of Craig and Reading" and "SPECIAL FACTORS - Background of the Consolidation" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

         Item 1013(d). Reference is made to the information under the captions "PROPOSAL TO APPROVE THE CONSOLIDATION - Structure of the Consolidation and Conversion of Stock and Options," "- Material United States Federal Tax Consequences" and "- Restrictions on Sales of Shares by Affiliates" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         Item 1014(a). Reference is made to the information under the captions "SPECIAL FACTORS - Recommendation of Reading's Board of Directors" and "- Fairness Considerations" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

         Item 1014(b). Reference is made to the information under the captions "SPECIAL FACTORS - Background of the Consolidation," "- Reading's Purpose and Reasons for the Consolidation, "- Recommendation of Reading's Board of Directors" and "-Fairness Considerations" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

         Item 1014(c). The consolidation transaction is not structured so as to require the approval of a majority of the unaffiliated Reading stockholders. Reference is made to the information under the caption "SPECIAL FACTORS - Fairness Considerations" in the Joint Proxy Statement/Prospectus, which information we incorporated herein by reference.

         Item 1014(d). The Reading non-employee director has not retained a representative to act on behalf of the unaffiliated Reading stockholders for purposes of negotiating the consolidation transaction or preparing a report concerning the fairness of the transaction. Reference is made to the information under the caption "SPECIAL FACTORS
         - Fairness Considerations" in the Joint Proxy Statement/Prospectus, which information we incorporated herein by reference.

         Item 1014(e). Reference is made to the information under the captions "SPECIAL FACTORS - Recommendation of Reading's Board of Directors" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

         Item 1014(f). Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         Items 1015(a) - (c). Reference is made to the information under the caption "SPECIAL FACTORS - Opinion of the Companies' Financial Advisor" and to the Opinion of Marshall & Stevens Incorporated set forth as Annex B in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Items 1007(a) and (b). Not applicable.

         Item 1007(c). Reference is made to the information in Note (G) to the Unaudited Pro Forma Combined Statement of Income on page 102 and under the caption "THE CONSOLIDATION AGREEMENT - Expenses" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

         Item 1007(d). Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 1008(a). Reference is made to the information under the caption "INFORMATION REGARDING CITADEL, CRAIG AND READING - Security Ownership of Certain Beneficial Owners and Management of Reading" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

         Item 1008(b). Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         Item 1012(d). Reference is made to the information under the caption "THE CONSOLIDATION AGREEMENT - Voting Covenants" and "THE READING SPECIAL MEETING - Vote and Quorum Required" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

         Item 1012(e). Reference is made to the information under the captions "SPECIAL FACTORS - Reading's Purpose and Reasons for the Consolidation" and "- Recommendation of Reading's Board of Directors," in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

         Item 1010(a)(1). The audited financial statements set forth in Reading's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 are incorporated herein by reference.

         Item 1010(a)(2). The unaudited financial statements set forth in Reading's quarterly report on Form 10-Q for the quarter ended September 30, 2001 are incorporated herein by reference.

         Item 1010(a)(3). Not applicable.

         Item 1010(a)(4). Reference is made to the information under the caption "COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

         Item 1010(b). Not applicable.

         Item 1010(c). Reference is made the information under the caption "SELECTED HISTORICAL AND SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA - Reading Selected Historical Consolidated Financial Data" in the Joint Proxy Statement/Prospectus, which information is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS RETAINED EMPLOYED, COMPENSATED OR USED.

         Items 1009(a) and (b). Not applicable.

ITEM 15. ADDITIONAL INFORMATION.

         Item 1011(b). Reference is hereby made to the Joint Proxy Statement/Prospectus, a copy of which is attached hereto as Exhibit
         (a)(2) and (3) and incorporated herein by reference in its entirety.

ITEM 16. EXHIBITS.

         The following exhibits included with, or incorporated by reference, in this Statement are made as part of this Statement:

         Items 1016(a)(2) and (3). Preliminary Joint Proxy Statement/Prospectus, dated December 6, 2001.

         Item 1016(a)(5). The following documents, which were filed by Citadel with the Securities and Exchange Commission, are incorporated herein by reference:

         o Citadel's annual report on Form 10-K for the fiscal year ended December 31, 2000.

         o Citadel's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2001.

         The following documents, which were filed by Craig with the Securities and Exchange Commission, are incorporated herein by reference:

         o Craig's annual report on Form 10-K for the fiscal year ended December 31, 2000.

         o Craig's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2001.

         The following documents, which were filed by Reading with the Securities and Exchange Commission, are incorporated herein by reference:

         o Reading's annual report on Form 10-K for the fiscal year ended December 31, 2000.

         o Reading's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2001.

         Item 1016(b).  Not applicable.

         Item 1016(c)(1). Opinion of Marshall & Stevens Incorporated (included as Annex B to the Joint Proxy Statement/Prospectus filed as Exhibit
         (a)(2) and (3) to this Statement and incorporated herein by reference).

         Item 1016(c)(2). Complete appraisal of real property by Cushman & Wakefield Inc. dated January 28, 2000 on the Orpheum Theater - summary report.*

         Item 1016(c)(3). Valuation report by LandMark White - dated 11/21/00 on the Bundaberg Reading Cinema.*

         Item 1016(c)(4). CB Richard Ellis valuation report prepared for the Bank of New Zealand on Wakefield Carpark, 24 Tory Street, Wellington.

         Item 1016(c)(5). Valuation report dated 12/22/99 on Waurnvale Shopping Center Geelong Reading Cinemas.*

         Item 1016(c)(6). Cushman & Wakefield Inc. Limited Appraisal in a restricted format value-in-use report - dated 6/21/00 on the Minetta Lane Theatre.*

         Item 1016(c)(7). Complete appraisal in a summary format dated 3/27/00 by Cushman & Wakefield of the Union Square Theatre.*

         Item 1016(c)(8). LandMark White valuation report as of 12/5/00 on Red Yard, 100 Parramatta Road, Auburn, NSW.*

         Item 1016(c)(9). LandMark White valuation as of 1/6/00 on 100 Parramatta Road, Auburn, NSW.*

         Item 1016(c)(10). LandMark White valuation report as of 12/5/00 of Belmont Entertainment Complex, Knutsford Avenue and Pulham Street, Belmont, WA.*

         Item 1016(c)(11). LandMark White valuation report as of November 21, 2000 on Horner, Hall Everage Streets, Moonee Ponds.*

         Item 1016(c)(12). CB Richard Ellis, complete appraisal in self-contained report form of 600 Brand Building, Glendale, California as of 11/9/00.*

         Item 1016(c)(13). Alliance appraisal of Big 4 Farm, as of 1/1/00 in Summary format.*

         Item 1016(c)(14). LandMark White Valuation Report, retail development 121 Enoggera Road, Newmarker QLD 4057 dated 11/10/00.*

--------

* Filed in paper pursuant to a continuing hardship exemption granted November 28, 2001.

         Item 1016(c)(15). CB Richard Ellis valuation report on Courtenay central site, Courtenay Place, Wakefield Street, Wellington - dated August 2000.*

         Item 1016(c)(16). CB Richard Ellis - valuation report of the Courtenay Central Cinema, a retail complex, Courtenay Place, Wellington - dated September 2000.*

         Item 1016(c)(17). LandMark White valuation Report on Burwood Brickwork site, 78 Middleborough Road, Burwood - dated 12/15/00.*

         Item 1016(c)(18). Alliance Appraisal's valuation report on Big 4 Farm as of 12/1/00.*

         Item 1016(c)(19). Written presentation on June 21, 2001 by Marshall & Stevens Incorporated to the conflicts committees of Citadel, Craig and Reading.*


         Item 1016(c)(20). Letter, dated July 9, 2001, from Marshall & Stevens Incorporated to the conflicts committees of Citadel, Craig and Reading.*


         Item 1016(c)(21). Letter, dated July 12, 2001, from Marshall & Stevens Incorporated to the Boards of Directors of Citadel, Craig and Reading.*

         Item 1016(d). Agreement and Plan of Merger, dated as of August 17, 2001, among Citadel Holding Corporation, Craig Merger Sub, Inc., Reading Merger Sub, Inc., Craig Corporation and Reading Entertainment, Inc. (included as Annex A to the Joint Proxy Statement/Prospectus filed as Exhibit (a)(2) and (3) to this Statement and incorporated herein by reference).

         Items 1016(f) and (g). Not applicable.

--------

* Filed in paper pursuant to a continuing hardship exemption granted November 28, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         READING ENTERTAINMENT, INC.


Date:    December 6, 2001                By:  /s/ James J. Cotter
                                              -------------------
                                              James J. Cotter
                                              Chairman

                                         CRAIG CORPORATION

                                         By:  /s/ James J. Cotter
                                              -------------------
                                              James J. Cotter
                                              Chairman

                                         CITADEL HOLDING CORPORATION

                                         By:  /s/ James J. Cotter
                                              -------------------
                                              James J. Cotter
                                              Chairman

                                         READING MERGER SUB, INC.

                                         By:  /s/ James J. Cotter
                                              -------------------
                                              James J. Cotter
                                              Chairman

                                         CRAIG MERGER SUB, INC.

                                         By:  /s/ S. Craig Tompkins
                                              -------------------
                                              S. Craig Tompkins
                                              President

                                         /s/ James J. Cotter
                                         -------------------
                                             JAMES J. COTTER

                                  EXHIBIT INDEX

         (a)(2) and (3). Preliminary Joint Proxy Statement/Prospectus, dated November 16, 2001.

         (a)(5). The following documents, which were filed by Citadel with the Securities and Exchange Commission, are incorporated herein by reference:

         o Citadel's annual report on Form 10-K for the fiscal year ended December 31, 2000.

         o Citadel's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2001.

         The following documents, which were filed by Craig with the Securities and Exchange Commission, are incorporated herein by reference:

         o Craig's annual report on Form 10-K for the fiscal year ended December 31, 2000.

         o Craig's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2001.

         The following documents, which were filed by Reading with the Securities and Exchange Commission, are incorporated herein by reference:

         o Reading's annual report on Form 10-K for the fiscal year ended December 31, 2000.

         o Reading's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2001.

         Item 1016(b). Not applicable.

         Item 1016(c)(1). Opinion of Marshall & Stevens Incorporated (included as Annex B to the Joint Proxy Statement/Prospectus filed as Exhibit
         (a)(2) and (3) to this Statement and incorporated herein by reference).

         Item 1016(c)(2). Complete appraisal of real property by Cushman & Wakefield Inc. dated January 28, 2000 on the Orpheum Theater - summary report.*

         Item 1016(c)(3). Valuation report by LandMark White - dated 11/21/00 on the Bondaberg Reading Cinema.*

         Item 1016(c)(4). CB Richard Ellis valuation report prepared for the Bank of New Zealand on Wakefield Carpark, 24 Tory Street, Wellington.*

         Item 1016(c)(5). Valuation report dated 12/22/1999 on Waunvale Shopping Center Geelong Reading Cinemas.*

         Item 1016(c)(6). Cushman & Wakefield Inc. Limited Appraisal in a restricted format value-in-use report - dated 6/21/00 on the Minetta Lane Theatre.*

         Item 1016(c)(7). Complete appraisal in a summary format dated 3/27/00 by Cushman & Wakefield of the Union Square Theatre.*

--------

* Filed in paper pursuant to a continuing hardship exemption granted November 28, 2001.

         Item 1016(c)(8). LandMark White valuation report as of 12/5/00 on Red Yard, 100 Parramatta Road, Auburn, NSW.*

         Item 1016(c)(9). LandMark White valuation as of 1/6/00 on 100 Parramatta Road, Auburn, NSW.*

         Item 1016(c)(10). LandMark White valuation report as of 12/5/00 of Belmont Entertainment Complex, Knutsford Avenue and Pulham Street, Belmont, WA.*

         Item 1016(c)(11). LandMark White valuation report as of November 21, 2000 on Horner, Hall Everage Streets, Moonee Ponds.*

         Item 1016(c)(12). CB Richard Ellis, complete appraisal in self-contained report form of 600 Brand Building, Glendale, California as of 11/9/00.*

         Item 1016(c)(13). Alliance appraisal of Big 4 Farm, as of 1/1/00 in Summary format.*

         Item 1016(c)(14). LandMark White Valuation Report, retail development 121 Enoggera Road, Newmarker QLD 4057 dated 11/10/00.*

         Item 1016(c)(15). CB Richard Ellis valuation report on Courtenay central site, Courtenay Place, Wakefield Street, Wellington - dated August 2000.*

         Item 1016(c)(16). CB Richard Ellis - valuation report of the Courteney Central Cinema, a retail complex, Courtenay Place, Wellington - dated September 2000.*

         Item 1016(c)(17). LandMark White valuation Report on Burwood Brickwork site, 78 Middleborough Road, Burwood - dated 12/15/00.*

         Item 1016(c)(18). Alliance Appraisal's valuation report on Big 4 Farm as of 12/1/00.*

         Item 1016(c)(19). Written presentation on June 21, 2001 by Marshall & Stevens Incorporated the conflicts committees of Citadel, Craig and Reading.*


         Item 1016(c)(20). Letter, dated July 9, 2001, from Marshall & Stevens Incorporated to the conflicts committees of Citadel, Craig and Reading.*


         Item 1016(c)(21). Letter, dated July 12, 2001, from Marshall & Stevens Incorporated to the Boards of Directors of Citadel, Craig and Reading.*

         Item 1016(d). Agreement and Plan of Merger, dated as of August 17, 2001, among Citadel Holding Corporation, Craig Merger Sub, Inc., Reading Merger Sub, Inc., Craig Corporation and Reading Entertainment, Inc. (included as Annex A to the Joint Proxy Statement/Prospectus filed as Exhibit (a)(2) and (3) to this Statement and incorporated herein by reference).

--------

* Filed in paper pursuant to a continuing hardship exemption granted November 28, 2001.